                                          FILED UNDER RULE NO. 424(b)(5) TO THE
                        REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-36659)


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 17, 1997

                               $300,000,000

                                 HEARST-ARGYLE
                               ----------------
                               TELEVISION, INC.

                  $125,000,000 7% Senior Notes Due 2007

                 $175,000,000 7 1/2% Debentures Due 2027

Interest payable May 15 and November 15                    Due November 15

                                  -----------

The 7% Senior Notes Due 2007 (the  "2007 Notes") and the 7 1/2% Debentures Due
 2027 (the "2027 Debentures") (collectively, the "Notes") offered hereby (the
  "Debt Offering") are being issued by Hearst-Argyle Television, Inc., a Delaware corporation (the "Company"). The 2007 Notes and the 2027
   Debentures will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis
      (assuming  a 360-day year consisting  of twelve 30-day  months) at the applicable Treasury  Yield (as defined below)  plus 15 basis points in the  case of the  2007 Notes and  25 basis points  in the  case of the  2027 Debentures, plus  in each  case accrued interest to the date of redemption. See "Description of Notes--Optional Redemption."

The Notes  will be represented by one or more Global Securities  registered in the name of the nominee of  The Depository Trust Company (the "Depositary").
  Except as  described herein and  in the accompanying Prospectus,  Notes in definitive form  will not  be issued.  See "Description  of Notes--Book-
    Entry System" in  this Prospectus Supplement  and "Description of Debt
     Securities--Global Securities" in the accompanying Prospectus. The Company expects to close its underwritten public offering of
      4,000,000  shares (assuming  the  Underwriters' over-allotment  is not  exercised) of  Series A  Common Stock,  par value  $.01 per share, which was offered  by a separate prospectus supplement,
         November 12, 1997 (the "Common Stock Offering"). Neither the
          Debt Offering nor the Common Stock Offering  is conditioned upon the completion of the other.

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
  ANDEXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION  NOR HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT
      OR  THE  PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY  IS  A
        CRIMINAL OFFENSE.

                                                  UNDERWRITING
                                      PRICE TO    DISCOUNTS AND    PROCEEDS TO
                                     PUBLIC (1)  COMMISSIONS (2) COMPANY (1) (3)
                                    ------------ --------------- ---------------
Per 2007 Note.....................     99.616%         .65%          98.966%
  Total............................ $124,520,000   $  812,500     $123,707,500
Per 2027 Debenture.................    98.823%        .875%          97.948%
  Total...........................  $172,940,250   $1,531,250     $171,409,000

-------

(1)Plus accrued interest, if any, from November 13, 1997.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deduction of expenses payable by the Company estimated at $600,000.

  The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made on or about November 13, 1997 through the facilities of the Depositary against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                                    J.P. MORGAN & CO.

                              MERRILL LYNCH & CO.

              Prospectus Supplement dated November 7, 1997.

                             [INSERT ARTWORK/MAP]


--------

 * WWWB-TV and WPBF-TV are managed by the Company under a management agreement with Hearst. In addition, the Company provides certain management services to Hearst in order to allow Hearst to fulfill its obligations under the Missouri LMA (as defined below) with KCWB.

 * Hearst has a Program Services and Time Brokerage Agreement (the "Missouri LMA") with KCWB-TV, Inc., the permittee of KCWB.

 * WNAC-TV's (Providence, RI) broadcast signal overlaps with WCVB-TV's (Boston, MA) broadcast signal, and WDTN-TV's (Dayton, OH) broadcast signal overlaps with WLWT-TV's (Cincinnati, OH) broadcast signal. Under FCC rules, a single entity cannot own stations with overlapping signals. The Company will divest WNAC and WDTN, and the Company has entered into a letter of intent to divest WNAC.

 * WNAC is subject to a Joint Marketing and Programming Agreement with Clear Channel Communications, Inc.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

  General. The Company owns or manages 15 network-affiliated television stations reaching approximately 11.5% of U.S. Television households. The Company is the largest, "pure-play" publicly owned television broadcast group in the U.S., and is the third-largest, non-network owned television group in terms of audience delivered.

  The Hearst Transaction. The Company was formed in 1994 as a Delaware corporation under the name Argyle Television, Inc. ("Argyle"), and its business operations began in January 1995 with the consummation of its acquisition of three television stations. The Company is the successor to the combined operations of Argyle and the television broadcast group of The Hearst Corporation ("Hearst") pursuant to a merger transaction that was consummated on August 29, 1997 (the "Hearst Transaction"). In that transaction, Hearst contributed its television broadcast group and related broadcast operations (the "Hearst Broadcast Group") to Argyle and merged a wholly-owned subsidiary of Hearst with and into Argyle, with Argyle as the surviving corporation (renamed "Hearst-Argyle Television, Inc."). As a result of the Hearst Transaction, Hearst currently owns approximately 38.6 million shares of the Company's Series B Common Stock, comprising approximately 82% of the total outstanding common stock of the Company. In connection with the Hearst Transaction and related transactions, Hearst may receive up to an additional
2.7 million shares of Series B Common Stock (the "Adjustment Shares"), which would result in Hearst's ownership of approximately 83% of the Company's total outstanding common stock. Upon consummation of the Common Stock Offering, Hearst will own approximately 76% (and up to approximately 77% after giving effect to the issuance of the Adjustment Shares) of the Company's common stock (in each case assuming the Underwriters' over-allotment option is not exercised). Through its ownership of the Company's Series B Common Stock, Hearst has the right to elect nine of the 11 members of the Company's Board of Directors.

  The Hearst Corporation. Hearst, one of the nation's largest privately-held companies, is a diversified communications company engaged in a broad range of publishing, broadcasting, cable television networks and other communications activities. Hearst publishes 14 monthly consumer magazines that include Cosmopolitan, Harper's Bazaar, Town & Country, Red Book, Good Housekeeping, Country Living, Esquire and Popular Mechanics, among others. Hearst's 12 daily and seven weekly newspapers include The Houston Chronicle, The San Francisco Examiner, The Seattle Post-Intelligencer, The San Antonio Express-News and The Albany Times Union. Hearst was a founding partner in Lifetime, A&E and The History Channel cable networks. Hearst and The Walt Disney Company, through ABC, Inc., wholly own the Lifetime network as equal partners, and are equal partners in the A&E network, in which NBC owns a 25% interest. Hearst also owns 20% of ESPN, which includes ESPN2 and ESPNews. Hearst's book publishing businesses include William Morrow and Avon Books, and its entertainment activities include the production of made-for-television movies and television series, as well as the syndication and licensing of cartoon characters and features.

  The Stations. The Company owns 12 television stations, eight of which are in the top 50 of the 211 generally recognized geographic designated market areas ("DMAs") according to A.C. Nielsen Co. ("Nielsen"). In addition, the Company manages two television stations and two radio stations that are owned by
Hearst: WWWB-TV in Tampa, Florida, WPBF-TV in West Palm Beach, Florida and WBAL(AM) and WIYY(FM) in Baltimore, Maryland. The Company also provides management services to Hearst in order to allow Hearst to fulfill its obligations under a program services and time brokerage agreement between Hearst and the permittee of KCWB-TV in Kansas City, Missouri (the "Missouri LMA"). For the year ended December 31, 1996, on a pro forma basis after giving effect to the consummation of the Hearst Transaction, the Company's total revenues and broadcast cash flow were $370.2 million and $160.0 million, respectively, of which approximately 28% and 26%, respectively, were attributable to WCVB-TV in Boston, Massachusetts, the nation's 6th largest DMA
 .

  Under the order of the Federal Communications Commission (the "FCC") approving the Hearst Transaction, because of signal overlaps the Company must divest two of its television stations (WNAC-TV in Providence, Rhode Island, and WDTN-TV in Dayton, Ohio) and file by February 28, 1998 an application with the FCC for the transfer of ownership of such stations. A letter of intent has been signed for the divestiture of WNAC, and the Company is negotiating with a third party for the divestiture of WDTN. The Company is seeking to complete these divestitures through a tax-deferred exchange of such stations for one or more television stations of a third party, although there can be no assurance that the Company will be able to accomplish such exchange on a fully tax-deferred basis, if at all.

  The following table sets forth certain information for each of the Company's owned and managed television stations:

                                                                  PERCENTAGE OF
                           MARKET              NETWORK           U.S. TELEVISION
          MARKET           RANK(1)  STATION  AFFILIATION CHANNEL  HOUSEHOLDS(2)
          ------           ------  --------- ----------- ------- ---------------
 *Boston, MA.............     6      WCVB        ABC          5        2.22%
 *Tampa, FL(3)...........    15      WWWB        WB          32        1.47%
 *Pittsburgh, PA.........    19      WTAE        ABC          4        1.16%
 *Baltimore, MD..........    23      WBAL        NBC         11        1.01%
 Cincinnati, OH..........    30      WLWT        NBC          5        0.81%
 *Kansas City, MO........    31      KMBC        ABC          9        0.81%
 *Kansas City, MO(3).....    31      KCWB        WB          29         ***
 *Milwaukee, WI..........    32      WISN        ABC         12        0.81%
 *West Palm Beach, FL(3).    43      WPBF        ABC         25        0.61%
 Oklahoma City, OK.......    44      KOCO        ABC          5        0.61%
 Providence, RI(4)(5)....    49      WNAC        FOX         64        0.57%
 *Dayton, OH(4)..........    53      WDTN        ABC          2        0.52%
 Honolulu, HI............    71      KITV        ABC          4        0.39%
 Jackson, MS.............    90      WAPT        ABC         16        0.30%
 Fort
  Smith/Fayetteville,
  AR.....................   116    KHBS/KHOG   ABC/ABC    40/29        0.22%
                                                                      -----
     Total...............                                             11.51%
                                                                      =====

--------
*Denotes a station owned or operated by the Company as a consequence of the Hearst Transaction.

(1) Market rank is based on the relative size of the DMA among the 211 generally recognized DMAs in the U.S., based on Nielsen estimates for the 1997-98 season.
(2) Based on Nielsen estimates for the 1997-98 season.
(3) WWWB-TV and WPBF-TV are managed by the Company under a management agreement with Hearst. In addition, the Company provides certain management services to Hearst in order to allow Hearst to fulfill its obligations under the Missouri LMA with KCWB.
(4) WNAC-TV's (Providence, RI) broadcast signal overlaps with WCVB-TV's (Boston, MA) broadcast signal, and WDTN-TV's (Dayton, OH) broadcast signal overlaps with WLWT-TV's (Cincinnati, OH) broadcast signal. Under FCC rules, a single entity cannot own stations with overlapping signals. The Company will divest WNAC and WDTN, and has entered into a letter of intent to divest WNAC.
(5) Subject to a Joint Marketing and Programming Agreement with Clear Channel Communications, Inc.

  The Company has an option to acquire WWWB-TV and Hearst's interests and option with respect to KCWB-TV (together with WWWB-TV, the "Option Properties"), as well as a right of first refusal until approximately August 2000 with respect to WPBF-TV (if such station is proposed by Hearst to be sold to a third party). The option period for each Option Property commences in February 1999 and terminates in August 2000 and the purchase price is the fair market value of the station as determined by the parties, or an independent third-party appraisal, subject to certain specified parameters. If Hearst elects to sell an Option Property prior to the commencement of, or during, the option period, the Company will have a right of first refusal to acquire such Option Property. The exercise of the option and the right of first refusal will be by action of the independent directors of the Company, and any option exercise may be withdrawn by the Company after receipt of the third-party appraisal.

  Business Strategy. The Company's strategic objective is to maintain and build on its position as the largest, "pure-play" publicly owned television broadcast group in the United States. To facilitate this strategy, the Company focuses on the following key areas:

  . Size and Market Presence. The Company's newly-expanded station group provides the Company with the critical mass necessary to remain competitive with other station group owners. The Company intends to take advantage of the benefits of scale to obtain attractive programming pricing and terms, strengthen relationships with networks and national advertising sales representatives, attract and retain talent and obtain timely performance and satisfactory service from equipment suppliers.

  . Growth. As a consequence of the consolidation of ownership occurring in the television broadcast industry, the Company believes continued growth is necessary in order to achieve its strategic objective. The Company intends to generate growth both internally through continuous improvement of existing operations, as well as externally through acquisitions of television station groups and individual stations. The Company intends to finance such acquisitions through a combination of debt and equity in a manner that will permit continued growth in the Company's business and provide flexibility in its capital structure. In combination with such financing, the Company will seek to complete acquisitions at price levels that will increase after-tax cash flow per share.

  . Geographic and Network Diversity. Ten of the Company's existing stations are affiliated with ABC, two with NBC, two with the WB Network and one with Fox. The stations are located in several distinct regions of the United States, mitigating any potential adverse effect on the Company of any regional economic fluctuations. In pursuing external growth opportunities, the Company intends to focus on network-affiliated television stations in the top 100 markets, with a view to enhancing the geographic and network diversity of its stations.

  . Strong News and Local Station Identities. The Company positions each of its stations within the station's market to create and enhance a local "brand" with which viewers and advertisers can identify, thereby seeking to build the franchise value of the station and attain the number one or strong number two position in the market in terms of audience delivery, revenue share and profitability. The Company considers strong news and local events programming to be critical in station branding.

  . Cost Control. The Company closely monitors costs and implements cost controls at each station it operates in a manner consistent with building each station's market position. The Company also intends to capitalize on its newly-expanded station group to generate cost savings through the group acquisition of programming, equipment and services.

  Principal Offices. The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York 10106; its telephone number is 212-649-2300.

                              RECENT DEVELOPMENTS

  Common Stock Offering. On November 6, 1997, the Company announced an underwritten public offering of 4,000,000 shares (assuming the Underwriters' over-allotment option is not exercised) of Series A Common Stock, par value $.01 per share, at $27.00 per share, made by a separate prospectus supplement. The Series A Common Stock is traded on the Nasdaq National Market under the symbol "HATV." The Common Stock Offering is expected to close on November 12, 1997. The Company intends to use the net proceeds of approximately $103,000,000 from the Common Stock Offering to repay outstanding indebtedness. The sale of the Notes pursuant to this Prospectus Supplement is not contingent on the completion of the Common Stock Offering. See "Use of Proceeds."

  Recent Financial Results. The information set forth below is based on preliminary, unaudited data prepared by the Company and is subject to adjustments and the completion by the Company of its financial statements with respect to the quarter ended September 30, 1997. There can be no assurance that actual results, when finalized, will not vary from the financial data set forth below. The following financial data gives effect to the Hearst Transaction as if it occurred at the beginning of the periods presented.

  For the nine months ended September 30, 1997, total revenues on a pro forma basis are estimated to have increased by approximately $7.4 million, or 2.8%, to approximately $274.9 million from $267.5 million for the comparable period ended September 30, 1996. Broadcast cash flow (station operating income, plus depreciation and amortization and write down of intangible assets, plus amortization of program rights, minus program payments) on a pro forma basis for the nine months ended September 30, 1997 is estimated to have increased by approximately $12.4 million, or 11.5%, to approximately $120.2 million from $107.8 million for the comparable period ended September 30, 1996. For the three months ended September 30, 1997, total revenues on a pro forma basis are estimated to have increased by approximately $3.7 million, or 4.3%, to approximately $89.6 million from $85.9 million for the comparable period ended September 30, 1996. Broadcast cash flow on a pro forma basis for the three months ended September 30, 1997 is estimated to have increased by approximately $4.9 million, or 15.2%, to $37.1 million from $32.2 million for the comparable period ended September 30, 1996. The Company is currently reviewing whether or not the Hearst Transaction will result in a one-time restructuring charge to the Company, which could amount to approximately $10.0 million.

                                USE OF PROCEEDS

  The net proceeds from the Debt Offering are estimated to be approximately $295 million after giving effect to underwriting discounts and commissions and expenses payable by the Company. The net proceeds from the Common Stock Offering (together with the Debt Offering, the "Offerings") will be approximately $103 million ($118 million if the Underwriters' over-allotment option is exercised in full) after giving effect to underwriting discounts and commissions and expenses payable by the Company. The Company expects to utilize the net proceeds from the Offerings to repay outstanding indebtedness as follows:

                               APPROXIMATE
                                  DOLLAR                     PERCENTAGE
   INDEBTEDNESS                   AMOUNT                   OF NET PROCEEDS
   ------------                ------------                ---------------
   Credit Facility............ $228 million(/1/)(/2/)(/3/)      57.3%(/1/)(/2/)
   Subordinated Notes.........  170 million(/2/)                42.7%(/2/)
                               ------------                    ------
     Total.................... $398 million                    100.0%
                               ============                    ======

--------

(1) If only the Debt Offering is completed, the approximate dollar amount of indebtedness the Company expects to repay under the Credit Facility will be $295 million, or 100% of the net proceeds.

(2) All of the net proceeds initially will be used to repay a portion of outstanding indebtedness under the Credit Facility. After such repayment, the Company may make additional borrowings under the Credit Facility to redeem all or a portion of the Subordinated Notes. The amount indicated assumes that all of the Subordinated Notes will be repurchased. See "-- Subordinated Notes." Morgan Guaranty Trust Company, an affiliate of J.P. Morgan Securities Inc., is an agent and a lender under the Company's Credit Facility and is expected to receive approximately $33.1 million of repayment under the Credit Facility from the net proceeds of the Offerings. See "Underwriting."

(3) Assumes that the entire $275 million principal amount of private placement debt that was assumed by the Company as part of the Hearst Transaction (the "Private Placement Debt") and related make-whole premium of approximately $16 million will be refinanced using borrowings under the Credit Facility. The Company instead may refinance a portion of the Private Placement Debt. The Company expects to refinance the Private Placement Debt after the consummation of the Common Stock Offering and prior to December 31, 1997.

  Credit Facility. Upon consummation of the Hearst Transaction, the Company entered into a $1 billion credit facility with the Chase Manhattan Bank, which matures on December 31, 2004 (the "Credit Facility"). At October 15, 1997, outstanding indebtedness under the Credit Facility was approximately $140 million as a result of borrowings made to (i) finance the cash consideration of approximately $100 million payable in connection with the Hearst Transaction; (ii) refinance the Company's previous credit facility of approximately $40 million, net of repayments; and, (iii) pay certain fees and expenses associated with the Hearst Transaction. Such borrowings bear interest at an applicable margin that varies based on the Company's ratio of total debt to operating cash flow, plus, at the Company's option, LIBOR or an alternate base rate (such interest being approximately 6% at October 15, 1997). The Company expects to use the net proceeds from the Offerings to repay a portion of borrowings under the Credit Facility.

  Subordinated Notes. The Company currently has outstanding $150 million principal amount of senior subordinated notes, which it issued in October 1995 (the "Subordinated Notes"). The Subordinated Notes are due in 2005 and bear interest at 9 3/4% payable semiannually. Under the indenture governing the Subordinated Notes, the consummation of the Hearst Transaction constituted a "change of control" of Argyle, which required the Company to commence an offer to repurchase the Subordinated Notes for cash at 101% of their principal amount plus accrued and unpaid interest to the date of repurchase (the "Change of Control Offer"). This Change of Control Offer expired on October 27, 1997, and none of the Subordinated Notes were tendered into the Change of Control Offer. Within 180 days after the completion of the Change in Control Offer, the Company is permitted under the indenture governing the Subordinated Notes to redeem Subordinated Notes that are not repurchased in the Change of Control Offer. After using the net proceeds from the Offerings initially to repay a portion of outstanding indebtedness under the Credit Facility, the Company may make additional borrowings under the Credit Facility in such requisite amounts to repurchase all or a portion of the Subordinated Notes and to pay any applicable redemption premium and accrued and unpaid interest.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997, (i) on a pro forma basis giving effect to the Hearst Transaction;
(ii) on a pro forma basis as adjusted to give effect to the consummation of the Debt Offering and the application of the net proceeds therefrom as discussed under "Use of Proceeds;" and, (iii) on a pro forma basis as adjusted to give effect to the consummation of the Offerings and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with and is qualified by reference to the selected historical and pro forma financial data contained in this Prospectus Supplement and the unaudited pro forma combined condensed financial statements and notes thereto included in documents incorporated by reference in the accompanying Prospectus.

                                           JUNE 30, 1997
                         --------------------------------------------------
                                               PRO FORMA AS
                               PRO FORMA       ADJUSTED FOR   PRO FORMA AS
                                HEARST             DEBT       ADJUSTED FOR
                         TRANSACTION(/1/)(/2/) OFFERING(/3/) OFFERINGS(/4/)
                         --------------------- ------------- --------------
                                       (DOLLARS IN THOUSANDS)
Long-term debt:
Notes...................            --           $300,000       $300,000
Credit Facility(/2/)....       $454,000           329,500        226,980
Subordinated Notes......        150,000               --             --
                               --------          --------       --------
  Total long-term debt..       $604,000          $629,500       $526,980
                               ========          ========       ========
Shareholders' equity:
 Preferred Stock, $.01
  par value; 1,000,000
  shares authorized:
  Series A preferred
   stock, 10,938 shares
   issued and
   outstanding..........              1                 1              1
  Series B preferred
   stock, 10,938 shares
   issued and
   outstanding..........              1                 1              1
 Series A common stock,
  $.01 par value;
  100,000,000 shares
  authorized; 8,277,054
  shares issued and
  outstanding prior to
  Common Stock Offering;
  12,277,054 shares to
  be issued and
  outstanding after
  Common Stock
  Offering(/5/).........             82                82            122
 Series B common stock,
  $.01 par value;
  100,000,000 shares
  authorized; 39,611,002
  shares issued and
  outstanding(/6/)......            396               396            396
 Additional paid-in
  capital...............        183,531           183,531        286,011
 Retained earnings
  (deficit).............        (17,672)          (17,672)       (17,672)
                               --------          --------       --------
  Total shareholders'
   equity...............        166,339           166,339        268,859
                               --------          --------       --------
  Total capitalization..       $770,339          $795,839       $795,839
                               ========          ========       ========

--------

(1) The pro forma information gives effect to the Hearst Transaction, does not give effect to the divestiture of WDTN and WNAC and does not give effect to the issuance of 1.7 million of the total 2.7 million Adjustment Shares. For a description of pro forma adjustments, see the Company's unaudited pro forma combined condensed financial statements incorporated by reference in the accompanying Prospectus.

(2) Assumes that the entire amount of Private Placement Debt assumed by the Company in the Hearst Transaction and related make-whole premium will have been refinanced from the proceeds of additional borrowings under the Credit Facility. The Company instead may refinance a portion of the Private Placement Debt.
(3) The pro forma, as adjusted for the Debt Offering, information gives effect to (i) the Hearst Transaction; (ii) the Debt Offering; and, (iii) the application of the net proceeds from the Debt Offering. See "Use of Proceeds."

(4) The pro forma, as adjusted for the Offerings, information gives effect to
    (i) the Hearst Transaction; (ii) the Common Stock Offering (assuming the Underwriters' over-allotment option is not exercised); (iii) the Debt Offering; and, (iv) the application of the net proceeds from the Offerings. See "Use of Proceeds."
(5) Excludes 1,794,125 shares of Series A Common Stock issuable upon exercise of stock options. Options for 216,125 shares of Series A Common Stock are currently exercisable.
(6) Includes 1.0 million shares of the total 2.7 million Adjustment Shares to be issued to Hearst in connection with the working capital adjustment and pension-related matters associated with the Hearst Transaction.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

  The selected unaudited pro forma financial data for the year ended December 31, 1996 have been derived from the unaudited pro forma combined condensed financial statements of Argyle and the audited historical financial statements of the assets and properties of Hearst's six network-affiliated television broadcast stations and Hearst Broadcast Productions contributed by Hearst to Argyle prior to consummation of the Hearst Transaction (the "Hearst Broadcast Group"), in each case included in documents incorporated by reference in the accompanying Prospectus. The selected unaudited pro forma financial data for the six months ended June 30, 1996 and 1997 have been derived from the unaudited pro forma combined condensed financial statements of Argyle and the unaudited historical financial statements of the Hearst Broadcast Group, in each case included in documents incorporated by reference in the accompanying Prospectus. The following data should be read in conjunction with the Company's consolidated financial statements and related notes thereto included in Argyle's Annual Report on Form 10-K for the year ended December 31, 1996, Argyle's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, and June 30, 1997, Argyle's Current Report on Form 8-K dated January 31, 1997, filed on February 14, 1997, as amended by Current Report on Form 8-K/A dated January 31, 1997, filed on April 15, 1997, Argyle's Proxy Statement/Prospectus filed on July 31, 1997, the Company's Form 8-K/A filed on September 4, 1997, the Company's Current Report on Form 8-K dated August 29, 1997, filed on September 15, 1997, as amended by Current Report on Form 8-K/A dated August 29, 1997, filed on September 26, 1997 and, the Company's Current Report on Form 8-K dated August 29, 1997, filed on October 16, 1997, each of which is incorporated by reference in the accompanying Prospectus.

                         HEARST-ARGYLE TELEVISION, INC.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

                                                HEARST-ARGYLE PRO FORMA(A)
                                              --------------------------------
                                               YEAR ENDED   SIX MONTHS ENDED
                                              DECEMBER 31,      JUNE 30,
                                              ------------ -------------------
                                                1996(A)    1996(A)    1997(A)
                                              ------------ --------  ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                           DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues...............................   $370,249   $181,571  $ 185,332
Station operating expenses...................    161,103     79,990     80,947
Amortization of program rights...............     45,522     23,765     21,187
Depreciation and amortization................     31,848     16,119     15,725
                                                --------   --------  ---------
Station operating income.....................    131,776     61,697     67,473
Corporate expenses...........................     11,000      5,500      5,500
                                                --------   --------  ---------
Operating income.............................    120,776     56,197     61,973
Interest expense, net........................     44,650     22,325     22,325
                                                --------   --------  ---------
Income from continuing operations before
 income taxes................................     76,126     33,872     39,648
Income taxes.................................     33,027     14,799     17,162
                                                --------   --------  ---------
Income from continuing operations............     43,099     19,073     22,486
Less preferred stock dividends...............     (1,422)      (712)      (712)
                                                --------   --------  ---------
Earnings applicable to common stock..........   $ 41,677   $ 18,361  $  21,774
                                                ========   ========  =========
Earnings per common share....................   $   0.87   $   0.38  $    0.45
                                                ========   ========  =========
Number of shares used in per share
 calculation(b)..............................     47,888     47,888     47,888
OTHER DATA:
Broadcast cash flow, as defined(c)...........   $159,952   $ 75,576  $  83,062
Broadcast cash flow margin(d)................       43.2%      41.6%      44.8%
Operating cash flow, as defined(e)...........   $148,952   $ 70,076  $  77,562
Operating cash flow margin(f)................       40.2%      38.6%      41.8%
After tax cash flow (g)......................   $ 74,947   $ 35,192  $  38,211
Program payments(h)..........................     49,194     26,005     21,323
                                                                     PRO FORMA
                                                                       AS OF
                                                                     JUNE 30,
BALANCE SHEET DATA:                                                    1997
                                                                     ---------
Cash and cash equivalents..........................................  $   7,210
Total assets.......................................................    910,522
Total debt.........................................................    604,000
Stockholders' equity...............................................    166,339

                        See notes on the following page.

     NOTES TO SELECTED UNAUDITED PRO FORMA FINANCIAL DATA OF HEARST-ARGYLE
                             (DOLLARS IN THOUSANDS)

(a) Includes the unaudited pro forma combined results of operations of Argyle and the historical results of operations of the Hearst Broadcast Group on a combined pro forma basis as if the Hearst Transaction had occurred at the beginning of the periods presented. The data does not include the required divestiture of WNAC and WDTN. See the Company's unaudited pro forma combined condensed financial statements incorporated by reference in the accompanying Prospectus.

(b) Excludes any effect of preferred stock conversion and the effect of any Company options.

(c) Broadcast cash flow is defined as station operating income, plus depreciation and amortization and write down of intangible assets, plus amortization of program rights, minus program payments. Pro forma broadcast cash flow would be $162,452 for the year ended December 31, 1996 and $77,076 for the six months ended June 30, 1996 using normalized program payments for each respective period. (See note (h) below.) Broadcast cash flow does not present a measure of operating results and does not purport to represent cash provided by operating activities. Broadcast cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.

(d) Broadcast cash flow margin is broadcast cash flow divided by total revenues, expressed as a percentage.

(e) Operating cash flow is defined as operating income, plus depreciation and amortization, and amortization of program rights, minus program payments and adjusted for any non-cash compensation expense. Pro forma operating cash flow would be $151,452 for the year ended December 31, 1996 and $71,576 for the six months ended June 30, 1996 using normalized program payments for each respective period. (See note (h) below.) Operating cash flow is presented here not as a measure of operating results, but rather as a measure of debt service ability. Operating cash flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.

(f) Operating cash flow margin is operating cash flow divided by total revenues, expressed as a percentage.

(g) After tax cash flow is defined as net income plus depreciation and amortization. After tax cash flow does not present a measure of operating results and does not purport to represent cash provided by operating activities. After tax cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.

(h) Program payments for the year ended December 31, 1996 and the six months ended June 30, 1996 include $2.5 million and $1.5 million, respectively, of the last year of Hearst Broadcast Group scheduled program payments for a program that was replaced during the end of 1995. Without these amounts, program payments are normalized period to period.

                       SELECTED FINANCIAL DATA OF ARGYLE

  The historical financial data for the years ended December 31, 1992, 1993 and 1994 have been derived from the audited combined financial statements consisting of Northstar Television of Grand Rapids Inc., Northstar Television of Jackson, Inc. and Northstar Television of Providence, Inc., collectively the "Northstar Stations," the accounting predecessor to Argyle, included in documents incorporated by reference in the accompanying Prospectus. The historical financial data for the years ended December 31, 1995 and 1996 have been derived from the audited consolidated financial statements of Argyle included in documents incorporated by reference in the accompanying Prospectus. The historical financial data for the six months ended June 30, 1996 and 1997 have been derived from the unaudited condensed consolidated financial statements of Argyle, included in documents incorporated by reference in the accompanying Prospectus. The pro forma consolidated financial data for the year ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 have been prepared as if the acquisition of KHBS and KHOG (the "Arkansas Stations"), acquired effective June 1, 1996; the Company's Joint Marketing and Programming Agreement with Clear Channel Communications, Inc. relating to WNAC (the "Clear Channel Venture"), which occurred effective July 1, 1996; and the exchange of two television stations owned by the Company with two television stations owned by Gannett, Inc. (the "Gannett Swap"), which occurred effective January 31, 1997, had been completed at the beginning of the periods presented. Such pro forma data is not necessarily indicative of the actual results that would have occurred or of results that may occur.

  The historical financial data for the six months ended June 30, 1996 and 1997 are unaudited but, in the opinion of the Company's management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for those periods. Results for the six month periods ended June 30, 1996 and 1997 are not necessarily indicative of the results for a full year.

                       SELECTED FINANCIAL DATA OF ARGYLE


                                      YEAR ENDED DECEMBER 31,                          SIX MONTHS ENDED JUNE 30,
                        ---------------------------------------------------------  ------------------------------------
                                                                         ARGYLE                            ARGYLE
                         PREDECESSOR HISTORICAL     ARGYLE HISTORICAL   PRO FORMA  ARGYLE HISTORICAL      PRO FORMA
                        --------------------------  ------------------  ---------  ------------------  ----------------
                          1992     1993     1994    1995(A)   1996(B)    1996(C)   1996(B)   1997(D)   1996(C)  1997(C)
                        --------  -------  -------  --------  --------  ---------  --------  --------  -------  -------
STATEMENT OF                 (IN THOUSANDS)                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
Total revenues........  $ 27,103  $28,440  $34,538  $ 46,944  $ 73,294  $ 84,243   $ 34,057  $ 39,765  $41,049  $40,740
Station operating
 expenses.............    13,209   14,295   16,430    23,603    37,639    41,772     18,372    21,367   22,497   21,641
Write-down of
 intangible assets ...    25,500       --       --        --        --        --         --        --       --       --
Amortization of
 program rights.......     4,670    3,876    3,600     3,961     4,725     5,225      2,571     2,119    2,289    2,135
Depreciation and
 amortization.........     3,511    2,884    3,126    12,294    23,965    26,075     10,724    12,760   12,378   12,898
                        --------  -------  -------  --------  --------  --------   --------  --------  -------  -------
Station operating
 income (loss)........   (19,787)   7,385   11,382     7,086     6,965    11,171      2,390     3,519    3,885    4,066
Corporate expenses....       786    1,174    1,103     2,324     4,285     4,285      1,867     1,904    1,867    1,904
Non-cash compensation
 expense..............        --       --       --       675       675       675        337       503      337      504
                        --------  -------  -------  --------  --------  --------   --------  --------  -------  -------
Operating income
 (loss)...............   (20,573)   6,211   10,279     4,087     2,005     6,211        186     1,112    1,681    1,658
Interest expense,
 net..................     7,849    5,885    4,745    12,052    16,566    18,119      7,304     9,407    8,376    9,407
                        --------  -------  -------  --------  --------  --------   --------  --------  -------  -------
Income (loss) from
 continuing operations
 before income taxes..   (28,422)     326    5,534    (7,965)  (14,561)  (11,908)    (7,118)   (8,295)  (6,695)  (7,749)
Income taxes..........        --      301      170        --        --        --         --        --       --       --
                        --------  -------  -------  --------  --------  --------   --------  --------  -------  -------
Income (loss) from
 continuing
 operations...........   (28,422)      25    5,364    (7,965)  (14,561)  (11,908)    (7,118)   (8,295)  (6,695)  (7,749)
Cumulative effect of a
 change in accounting
 principle (e)........        --     (213)      --        --        --        --         --        --       --       --
Extraordinary
 item(f)..............        --       --     (774)   (7,842)       --        --         --        --       --       --
                        --------  -------  -------  --------  --------  --------   --------  --------  -------  -------
Net income (loss) ....  $(28,422) $  (188) $ 4,590   (15,807)  (14,561)  (11,908)    (7,118)   (8,295)  (6,695)  (7,749)
                        ========  =======  =======
Less preferred stock
 dividends (g)........                                    --      (829)   (1,422)      (118)     (711)    (712)    (712)
                                                    --------  --------  --------   --------  --------  -------  -------
Loss applicable to
 common stock.........                              $(15,807) $(15,390) $(13,330)  $ (7,236) $ (9,006) $(7,407) $(8,461)
                                                    ========  ========  ========   ========  ========  =======  =======
Loss per common
 share................                              $  (1.25) $  (1.37) $  (1.17)  $  (0.65) $  (0.79) $ (0.65) $ (0.75)
Number of shares used
 in per share
 calculation..........                                 6,388    11,246    11,347     11,144    11,347   11,347   11,347
OTHER DATA:
Broadcast cash flow,
 as defined(h)........  $  9,577  $ 9,868  $14,223  $ 20,440  $ 31,889  $ 37,800   $ 13,776  $ 16,060  $16,458  $16,884
Broadcast cash flow
 margin(i)............      35.3%    34.7%    41.2%     43.5%     43.5%     44.8%      40.4%     40.4%    40.1%    41.4%
Operating cash flow,
 as defined(j)........  $  8,791  $ 8,694  $13,120  $ 18,116  $ 27,604  $ 33,515   $ 11,909  $ 14,156  $14,591  $14,980
Operating cash flow
 margin(k)............      32.4%    30.6%    38.0%     38.6%     37.7%     39.7%      35.0%     35.6%    35.5%    36.8%
Cash flow from (used
 in) operating
 activities...........  $  9,681  $ 9,734  $12,774  $  6,859  $  6,943       N/A   $   (260) $  1,601      N/A      N/A
Cash flow used in
 investing
 activities...........      (666)  (1,103)    (668) (237,501)  (28,745)      N/A    (10,450)  (27,179)     N/A      N/A
Cash flow from (used
 in) financing
 activities...........    (9,727)  (8,734) (10,887)  232,846    20,545       N/A     11,382    26,789      N/A      N/A
Capital expenditures..       669    1,136      701     3,767     6,633                3,590     4,091      N/A      N/A
Program payments .....     4,317    4,277    3,885     2,901     3,766  $  4,671      1,909     2,338  $ 2,094  $ 2,215
BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash
 equivalents..........       196       93    1,313     2,206       949       736      2,878     2,160      N/A      N/A
Total assets..........    79,079   76,015   78,575   291,141   328,608   356,974    322,886   338,468      N/A      N/A
Total debt (including
 current portion).....    66,635   63,235   42,670   150,000   171,500   191,500    161,500   199,000      N/A      N/A
Stockholders' equity
 (deficit)(l).........    (3,078)  (3,440)  24,513   116,293   129,152   144,082    136,969   120,650      N/A      N/A

                        See notes on the following page.

                  NOTES TO SELECTED FINANCIAL DATA OF ARGYLE

(a) Includes the results of operations of Argyle, the results of operations of the acquired WZZM (Grand Rapids, MI), WAPT (Jackson, MS) and WNAC (Providence, RI) for the full period, the results of operations of the acquired KITV (Honolulu, HI) from June 13, 1995 and the results of operations of the acquired WGRZ (Buffalo, NY) from December 5, 1995.
(b) Includes the results of operations of Argyle, the results of operations of the acquired Arkansas Stations from June 1, 1996 and the Clear Channel Venture from July 1, 1996.
(c) As to 1996, gives effect to the acquisition of the Arkansas Stations, the Clear Channel Venture and the Gannett Swap as if all such transactions had occurred at the beginning of 1996. As to 1997, gives effect to the Gannett Swap as if such had occurred at the beginning of 1997. The acquisitions have been accounted for using the purchase method of accounting.
(d) Includes the results of operations of Argyle and the effect on the Gannett Swap, which occurred effective January 31, 1997.
(e) Represents the cumulative effect of the adoption of SFAS No. 109, "Accounting for Income Taxes."
(f) Represents the write-offs of unamortized financing costs due to early extinguishment of bank debt.
(g) Dividends associated with preferred stock related to the acquisition of the Arkansas Stations.
(h) Broadcast cash flow is defined as station operating income (loss), plus depreciation and amortization and write down of intangible assets, plus amortization of program rights, minus program payments. Broadcast cash flow does not present a measure of operating results and does not purport to represent cash provided by operating activities. Broadcast cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.
(i) Broadcast cash flow margin is broadcast cash flow divided by total revenues, expressed as a percentage.
(j) Operating cash flow is defined as operating income (loss), plus depreciation and amortization, write down of intangible assets and amortization of program rights, minus program payments, plus non-cash compensation expense. Operating cash flow is presented here not as a measure of operating results, but rather as a measure of debt service ability. Operating cash flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.
(k) Operating cash flow margin is operating cash flow divided by total revenues, expressed as a percentage.
(l) Argyle has not paid any dividends on its common stock since inception. (See note (g) above.)

             SELECTED FINANCIAL DATA OF THE HEARST BROADCAST GROUP

  The historical financial data for the six months ended June 30, 1996 and 1997 and for the years ended December 31, 1992 and 1993 have been derived from the unaudited combined financial statements of the Hearst Broadcast Group, included in documents incorporated by reference in the accompanying Prospectus. The historical financial data for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited combined financial statements of the Hearst Broadcast Group, included in documents incorporated by reference in the accompanying Prospectus.

  The historical financial data for the years ended December 31, 1992 and 1993 and for the six months ended June 30, 1996 and 1997 are unaudited but, in the opinion of management of the Hearst Broadcast Group, have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for those periods. Results for the six month periods ended June 30, 1996 and 1997 are not necessarily indicative of the results for a full year.

                                                                           SIX MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,                     JUNE 30,
                         ------------------------------------------------  ------------------
                           1992      1993      1994      1995      1996      1996      1997
                         --------  --------  --------  --------  --------  --------  --------
                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Total revenues.......... $221,159  $224,067  $259,459  $279,340  $283,971  $139,616  $143,566
Station operating
 expenses...............  106,430   103,880   106,281   117,535   121,501    58,594    60,596
Amortization of program
 rights.................   36,768    37,087    40,266    38,619    40,297    21,476    19,052
Depreciation and
 amortization...........   26,107    26,008    23,071    22,134    16,971     8,584     8,190
                         --------  --------  --------  --------  --------  --------  --------
Station operating
 income.................   51,854    57,092    89,841   101,052   105,202    50,962    55,728
Corporate expenses......    5,657     5,924     8,007     7,857     7,658     3,965     4,467
                         --------  --------  --------  --------  --------  --------  --------
Operating income........   46,197    51,168    81,834    93,195    97,544    46,997    51,261
Interest expense, net...   22,510    22,773    22,678    22,218    21,235    12,823    12,485
                         --------  --------  --------  --------  --------  --------  --------
Income from continuing
 operations before
 income taxes...........   23,687    28,395    59,156    70,977    76,309    34,174    38,776
Income taxes............   10,658    17,123    25,265    30,182    31,907    14,244    16,054
                         --------  --------  --------  --------  --------  --------  --------
Net income.............. $ 13,029  $ 11,272  $ 33,891  $ 40,795  $ 44,402  $ 19,930  $ 22,722
                         ========  ========  ========  ========  ========  ========  ========
OTHER DATA:
Broadcast cash flow, as
 defined(a)............. $ 82,077  $ 82,626  $113,999  $123,038  $117,947  $ 57,111  $ 63,862
Broadcast cash flow
 margin(b)..............     37.1%     36.9%     43.9%     44.0%     41.5%     40.9%     44.5%
Operating cash flow, as
 defined(c)............. $ 77,891  $ 79,147  $108,749  $117,087  $109,457  $ 50,637  $ 56,017
Operating cash flow
 margin(d)..............     35.2%     35.3%     41.9%     41.9%     38.5%     36.3%     39.0%
Cash flows from
 Operating Activities...      N/A       N/A  $ 44,460  $ 61,185  $ 65,802  $ 29,116  $ 22,122
Cash flows used in
 Investing Activities...      N/A       N/A    (8,430)   (8,621)   (7,764)   (3,185)   (1,683)
Cash flows used in
 Financing Activities...      N/A       N/A   (33,584)  (52,020)  (58,145)  (24,991)  (18,271)
Capital expenditures.... $  6,398  $  4,879     8,430     8,621     7,764     3,185     1,683
Program payments .......   32,652    37,561    39,179    38,767    44,523    23,911    19,108
BALANCE SHEET DATA:
Cash and cash
 equivalents............      N/A       N/A     2,446     2,990     2,882     3,930     5,050
Total assets............      N/A       N/A   387,984   385,406   366,956   355,990   349,836
Due to Parent Company
 and Affiliates.........      N/A       N/A   283,988   272,762   259,020   267,700   263,471

                       See notes on the following page.

        NOTES TO SELECTED FINANCIAL DATA OF THE HEARST BROADCAST GROUP

(a) Broadcast cash flow is defined as station operating income, plus depreciation and amortization, plus amortization of program rights, minus program payments. Broadcast cash flow does not present a measure of operating results and does not purport to represent cash provided by operating activities. Broadcast cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.

(b) Broadcast cash flow margin is broadcast cash flow divided by total revenues, expressed as a percentage.

(c) Operating cash flow is defined as operating income, plus depreciation and amortization, plus amortization of program rights, minus program payments, and adjusted for non-cash compensation expense. Operating cash flow is presented here not as a measure of operating results, but rather as a measure of debt service ability. Operating cash flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.

(d) Operating cash flow margin is operating cash flow divided by total revenues, expressed as a percentage.

                             DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus under the caption "Description of Debt Securities," to which description reference is hereby made. The following summary is qualified in its entirety by reference to the Indenture referred to in the accompanying Prospectus.

GENERAL

  The 2007 Notes and the 2027 Debentures offered hereby each constitute a series of debt securities under the Indenture. The 2007 Notes will be limited to $125,000,000 aggregate principal amount and will mature on November 15, 2007, and the 2027 Debentures will be limited to $175,000,000 aggregate principal amount and will mature on November 15, 2027.

  The Notes will bear interest from November 13, 1997 at the rate shown in their title, payable semi-annually (to holders of record at the close of business on May 1 or November 1 immediately preceding the interest payment date) on May 15 and November 15 of each year beginning May 15, 1998. Upon issuance, each series of Notes will be represented by one or more registered Global Securities that will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or its nominee. For so long as the Notes are registered in the name of the Depositary, or its nominee, the principal and interest due on the Notes will be payable by the Company or its agent to the Depositary for payment to its participants for subsequent disbursement to the beneficial owners. See "Book-Entry System" below and "Description of Debt Securities--Global Securities" in the accompanying Prospectus.

  The Notes will be unsubordinated and unsecured obligations of the Company ranking pari passu with all existing and future unsubordinated and unsecured obligations of the Company. Claims of holders of Notes will be effectively subordinated to the claims of direct creditors (including the lenders under the Credit Facility and the holders of the Subordinated Notes) of the Company's subsidiaries. The Company had approximately $140 million of indebtedness outstanding under its Credit Facility as of September 30, 1997, and the Company's subsidiaries have guaranteed the Credit Facility. The two lead banks under the Credit Facility have indicated to the Company that they are willing to terminate the subsidiaries' guaranty and that the process of receiving the requisite consent for such termination from other banks participating in the Credit Facility should be completed as soon as practicable. If such requisite consent is received, the Notes will be pari passu with the Credit Facility upon the termination of such subsidiaries' guaranty. The Company may make additional borrowings under the Credit Facility in such requisite amounts to repurchase the Subordinated Notes and to pay any applicable redemption premium and accrued and unpaid interest. See "Use of Proceeds."

  The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.

OPTIONAL REDEMPTION

  The 2007 Notes and the 2027 Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 15 basis points in the case of the 2007 Notes and 25 basis points in the case of the 2027 Debentures, plus in the case of each of clauses (i) and (ii) accrued interest to the date of redemption. The Notes are not subject to any mandatory sinking fund.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Note or Debenture that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2007 Notes and the 2027 Debentures, as the case may be. "Independent Investment Banker" means Credit Suisse First Boston Corporation or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Trustee of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means (i) Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors, provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

  Holders of 2007 Notes and 2027 Debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

  Unless the Company defaults in payment of the redemption price, on or after the applicable redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

  The 2007 Notes and the 2027 Debentures will be represented by one or more Global Securities registered in the name of Cede & Co., the nominee of The Depository Trust Company, the Depositary. The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (the "Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct Participants, the "Participants"). The rules applicable to the Depositary and its Participants are on file with the U.S. Securities and Exchange Commission.

  Purchases of the Notes within the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' respective records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interest in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in Notes except in the event that use of the book-entry system for the Notes is discontinued.

  To facilitate subsequent transfers, all Notes deposited by Direct Participants with the Depositary will be registered in the name of Cede & Co. The deposit of the Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

  Neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal, redemption premium, if any, and interest payments on the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of the Depositary, the Underwriters, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, redemption premium, if any, and interest to the Depositary is the responsibility of the Company or the respective trustees. Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants. Registered Global Securities will settle in immediately available funds in the secondary trading market. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

  The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, Notes certificates are required to be printed and delivered. In addition, the Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Notes certificates will be printed and delivered.

  The Company will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the Notes, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the Beneficial Owners.

  The information contained herein under the caption "Description of Notes-- Book-Entry System" concerning the Depositary and the Depositary's book-entry system has been obtained from the Depositary. Neither the Company, the Trustee nor the Underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

THE TRUSTEE

  The Notes will be issued under an Indenture entered into by and between the Company and Bank of Montreal Trust Company, as Trustee (the "Trustee"). Harris Trust and Savings Bank, an affiliate of the Trustee, acts as the Company's transfer agent and registrar, and acted as exchange agent in connection with the Hearst Transaction.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the
Notes:

                                                    PRINCIPAL
                                                      AMOUNT    PRINCIPAL AMOUNT
                                                     OF 2007        OF 2027
                   UNDERWRITER                        NOTES        DEBENTURES
                   -----------                     ------------ ----------------
Credit Suisse First Boston Corporation............ $ 43,750,000   $ 61,250,000
J.P. Morgan Securities Inc........................   43,750,000     61,250,000
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated.................................   37,500,000     52,500,000
                                                   ------------   ------------
     Total........................................ $125,000,000   $175,000,000
                                                   ============   ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Representative that the Underwriters propose to offer the 2007 Notes and the 2027 Debentures to the public initially at the public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession of 0.40% of principal amount per 2007 Note and 0.50% of principal amount per 2027 Debenture. The Underwriter and such dealers may allow a discount of 0.25% of principal amount per 2007 Note and 0.25% of principal amount per 2027 Debenture on sales to certain other dealers. After the initial public offering, the public offering prices and concessions and discounts to dealers may be changed by the Underwriters.

  The 2007 Notes and the 2027 Debentures are each a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to act as market makers for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making in either the 2007 Notes or 2027 Debentures at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

  The Representative, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

  From time to time certain of the Underwriters or their affiliates engage in transactions, including commercial banking and investment banking transactions, with and perform services for the Company and its affiliates in the ordinary course of business, for which they have received and will continue to receive customary fees. In addition, in the ordinary course of business the Underwriters may actively trade securities of the Company for such Underwriter's own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. For its advisory services to the Company in connection with the Hearst Transaction, the Company paid Merrill Lynch a fee of $2.1 million, reimbursed Merrill Lynch for its out-of-pocket expenses and agreed to indemnify Merrill Lynch and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. For its advisory services to Argyle Television Investors, L.P., the Company's largest stockholder prior to the Hearst Transaction, the Company paid Credit Suisse First Boston Corporation a fee of $800,000, reimbursed Credit Suisse First Boston Corporation for its out-of-pocket expenses and agreed to indemnify Credit Suisse First Boston Corporation and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. For its advisory services to Hearst in connection with the Hearst Transaction, Hearst paid J.P. Morgan Securities Inc. a fee of $1.5 million, reimbursed J.P. Morgan Securities Inc. for its out-of-pocket expenses and agreed to indemnify J.P. Morgan Securities Inc. and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. The Company reimbursed Hearst for amounts paid to J.P. Morgan Securities Inc.

  Merchant GP, Inc., Credit Suisse First Boston Fund Investments 1995, L.P. and Credit Suisse First Boston Fund Investments 1994, L.P., each an affiliate of Credit Suisse First Boston Corporation, (collectively, the "CSFB Funds") collectively beneficially own 4.2% of the Company's Series A Common Stock and are parties to a Registration Rights Agreement with the Company and certain other holders of the Company's Series A Common Stock providing the CSFB Funds and such other holders with piggyback registration rights with respect to any proposed offering of the Company's Series A Common Stock for cash through a firm commitment underwriting sought by the Company, and, subject to certain limitations and conditions, with the right to require the Company to register for distribution through a firm commitment underwriting of all or any portion of the Company's Series A Common Stock issued to them in the Hearst Transaction.

  Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., acts as the documentation agent and a lender under the Company's Credit Facility, for which it has received and will continue to receive customary fees. It is expected that Morgan Guaranty Trust Company will receive approximately $33.1 million of repayment under the Credit Facility from the net proceeds of the Offerings. The Company believes it is in compliance under the terms of the Credit Facility. Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of securities where more than 10% of the net proceeds thereof will be paid to a participating underwriter or any of its affiliates. Therefore, this offering is being conducted pursuant to Rule 2710 (c)(8) of the NASD Conduct Rules which establishes certain procedural safeguards in connection with offerings in such circumstances in which NASD member firms intend to participate and where more than 10% of the offering proceeds are to be paid to them or their affiliates. See "Use of Proceeds." The decision of J.P. Morgan Securities Inc. to underwrite the Offerings was made independently of Morgan Guaranty Trust Company of New York, which had no involvement in determining whether or when to underwrite the Offerings or the terms of the Offerings. J.P. Morgan Securities Inc. will not receive any benefit from the Offerings other than its respective portion of the underwriting discounts and commissions payable by the Company.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATION OF PURCHASERS

  Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

  All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this Debt Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

  Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian Legislation.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under "The Company" and "Recent Developments," and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Prospective purchasers should understand that the following important factors, in addition to those discussed elsewhere in this Prospectus Supplement and in the documents that are incorporated by reference, could affect the future results of the Company and could cause those results to differ materially from those expressed in each forward-looking statement: material adverse changes in economic conditions in the markets served by the Company; future regulatory actions and conditions in the television stations operating areas; the possibility that currently unanticipated difficulties may arise in integrating the operations of the Company's predecessors; and, competition from others in the broadcast television markets served by the businesses.

PROSPECTUS

                        HEARST-ARGYLE TELEVISION, INC.

                                 $600,000,000

                                DEBT SECURITIES

                               ---------------

                               10,000,000 SHARES

                             SERIES A COMMON STOCK

                               ---------------

  Hearst-Argyle Television, Inc., a Delaware corporation (the "Company"), may issue, from time to time, together or separately, (i) up to an initial aggregate offering price or purchase price of $600,000,000 (or the equivalent thereof if any of the Debt Securities are denominated in a foreign currency or composite currency such as the European Currency Unit ("ECU")) of its unsecured debt securities ("Debt Securities"), in one or more series, consisting of debentures, notes or other evidences of indebtedness and having such prices and terms as are determined at the time of sale and (ii) shares of Series A Common Stock, par value $.01 per share ("Series A Common Stock"). The Debt Securities and the Series A Common Stock are collectively referred to herein as "Securities." The Securities may be issued as units and in any combination.

  Specific terms of the Securities ("Offered Securities") in respect of which this Prospectus is being delivered will be set forth in an applicable Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of the Offered Securities and the initial price and net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, purchase price, authorized denomination, maturity, rate or rates of interest (or method of calculation thereof) and dates for payment thereof, dates from which interest shall accrue, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable, and any listing on a national securities exchange; and (ii) in the case of the Series A Common Stock, the number of shares of Series A Common Stock and the terms of the offering and sale thereof and any listing on a national securities exchange. The Series A Common Stock is quoted on the Nasdaq National Market. The Company contemplates making an application for the quotation of any additional issuances of Series A Common Stock on the Nasdaq National Market or on any other national securities exchange on which the Series A Common Stock may then be listed.
                               ---------------
THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  The Securities may be sold by the Company directly to purchasers, through agents designated from time to time, or to or through underwriters or dealers. If underwriters or agents are involved in the offering of Securities, the names of the underwriters or agents will be set forth in the Prospectus Supplement. If an underwriter, agent or dealer is involved in the offering of any Securities, the underwriter's discount, agent's commission or dealer's purchase price will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement, and the net proceeds to the Company from such offering will be the public offering price of the Securities less such discount, in the case of an offering through an underwriter, or the purchase price of the Securities less such commission, in the case of an offering through an agent, and less, in each case, the other expenses of the Company associated with the issuance and distribution of the Securities. See "Plan of Distribution."

                               ---------------
  Prior to issuance there will have been no market for the Debt Securities, and there can be no assurance that a secondary market for any such Debt Securities will develop. This Prospectus may not be used to consummate sales of any Offered Securities unless accompanied by a Prospectus Supplement.

                               ---------------
               The date of this Prospectus is October 17, 1997.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Series A Common Stock is listed on the Nasdaq National Market. In addition, such materials may also be inspected and copied at the offices of the Nasdaq Stock Market, Inc. Listing Section, 1735 K Street, N.W., Washington, DC 20006, where copies may be obtained at prescribed rates. Copies of reports, proxy statements and other information electronically filed with the Commission by the Company may be inspected by accessing the Commission's World Wide Web site at http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document. A copy of the Registration Statement and the exhibits and schedules thereto may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 0-27000) pursuant to the Exchange Act are incorporated herein by reference:
(i) Annual Report on Form 10-K for the year ended December 31, 1996; (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (iv) Current Report on Form 8-K dated January 31, 1997, filed on February 14, 1997, as amended by Current Report on Form 8-K/A dated January 31, 1997, filed on April 15, 1997; (v) Proxy Statement/Prospectus filed on July 31, 1997; (vi) Form 8-A/A filed on September 4, 1997; (vii) Current Report on Form 8-K dated August 29, 1997, filed on September 15, 1997, as amended by Current Report on Form 8-K/A dated August 29, 1997, filed on September 26, 1997; (viii) Current Report on Form 8-K dated August 29, 1997, filed on October 16, 1997; and (ix) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Hearst-Argyle Television, Inc., 888 Seventh Avenue, New York, New York 10106, Attention: Corporate Secretary (tel. (212) 649-2300).

  Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

  This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular Offered Securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this Prospectus.

                                  THE COMPANY

  The Company owns or manages 15 television stations reaching approximately 11.5% of U.S. television households. The Company is the largest "pure-play" publicly owned television broadcast company in the U.S. and is the third-largest, non-network owned television group in terms of audience delivered. Formed as a Delaware corporation in 1994 under the name Argyle Television, Inc. ("Argyle"), the Company is the successor to the combined operations of Argyle and the television broadcast group of The Hearst Corporation ("Hearst") pursuant to a merger transaction that was consummated on August 29, 1997 (the "Hearst Transaction"). In that transaction, Hearst contributed its television broadcast group and related broadcast operations (the "Hearst Broadcast Group") to Argyle and merged a wholly-owned subsidiary of Hearst with and into Argyle, with Argyle as the surviving corporation (renamed "Hearst-Argyle Television, Inc.").

  The Company owns 12 television stations, and manages three additional television stations and two radio stations that are owned or operated by Hearst. The Company has an option to acquire one of the managed television stations and Hearst's interests in another of the managed television stations, and has a right of first refusal with respect to the third managed television station. Under Federal Communications Commission ("FCC") regulations, the Company must divest two of its television stations (WNAC in Providence, Rhode Island; and WDTN-TV in Dayton, Ohio). A letter of intent has been signed for the divestiture of WNAC-TV and the Company is negotiating with a third party for the divestiture of WDTN.

  The following table sets forth certain information for each of the Company's owned and managed television stations:

                                                                  PERCENTAGE OF
                           MARKET              NETWORK           U.S. TELEVISION
        MARKET             RANK(1)  STATION  AFFILIATION CHANNEL  HOUSEHOLDS(2)
        ------             ------- --------- ----------- ------- ---------------
*Boston, MA..............      6     WCVB        ABC          5        2.22%
*Tampa, FL(3)............     15     WWWB        WB          32        1.47%
*Pittsburgh, PA..........     19     WTAE        ABC          4        1.16%
*Baltimore, MD...........     23     WBAL        NBC         11        1.01%
 Cincinnati, OH..........     30     WLWT        NBC          5        0.81%
*Kansas City, MO.........     31     KMBC        ABC          9        0.81%
*Kansas City, MO(3)......     31     KCWB        WB          29         ***
*Milwaukee, WI...........     32     WISN        ABC         12        0.81%
*West Palm Beach, FL(3)..     43     WPBF        ABC         25        0.61%
 Oklahoma City, OK.......     44     KOCO        ABC          5        0.61%
 Providence, RI(4)(5)....     49     WNAC        FOX         64        0.57%
*Dayton, OH(4)...........     53     WDTN        ABC          2        0.52%
 Honolulu, HI............     71     KITV        ABC          4        0.39%
 Jackson, MS.............     90     WAPT        ABC         16        0.30%
 Fort Smith/Fayetteville,
 AR......................    116   KHBS/KHOG   ABC/ABC    40/29        0.22%
                                                                      -----
    Total................                                             11.51%
                                                                      =====

--------
* Denotes a station owned or operated by the Company as a consequence of the Hearst Transaction.
(1) Market rank is based on the relative size of the Designated Market Area defined by A.C. Nielsen Co. ("Nielsen") as geographic markets for the sale of national "spot" and local advertising time ("DMA") among the 211 generally recognized DMAs in the U.S., based on Nielsen estimates for the 1997-98 season.
(2) Based on Nielsen estimates for the 1997-98 season.
(3) WWWB-TV and WPBF-TV are managed by the Company under a management agreement with Hearst. In addition, the Company provides certain management services to Hearst in order to allow Hearst to fulfill its obligations under a Program Services and Time Brokerage Agreement with KCWB-TV, Inc., the permittee of KCWB.
(4) WNAC-TV's (Providence, RI) broadcast signal overlaps with WCVB-TV's (Boston, MA) broadcast signal, and WDTN-TV's (Dayton, OH) broadcast signal overlaps with WLWT-TV's (Cincinnati, OH) broadcast signal. Under FCC rules, a single entity cannot own stations with overlapping signals. The Company will divest WNAC and WDTN, and has entered into a letter of intent to divest WNAC.
(5) Subject to a Joint Marketing and Programming Agreement with Clear Channel Communications, Inc.

  As a result of the Hearst Transaction, Hearst currently owns approximately
38.6 million shares of the Company's Series B Common Stock, comprising approximately 82% of the total outstanding common stock of the Company. In connection with the Hearst Transaction and related transactions, Hearst may receive up to an additional 2.7 million shares of Series B Common Stock which would result in Hearst's ownership of approximately 83% of the Company's total outstanding common stock. Through its ownership of the Company's Series B Common Stock, Hearst has the right to elect nine of the 11 members of the Company's Board of Directors. The remaining common stock of the Company is in the form of Series A Common Stock, which is quoted on the Nasdaq National Market under the symbol "HATV."

  The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York 10106; its telephone number is 212-649-2300.

                                USE OF PROCEEDS

  Except as may be set forth in an accompanying Prospectus Supplement, the Company expects to add substantially all of the net proceeds from the sale of the Securities to its funds to be used for general corporate purposes, which may include repayment of long-term and short-term debt, capital expenditures, working capital and the financing of acquisitions. Funds not required immediately may be invested in short-term marketable securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for
(i) the Company and its consolidated subsidiaries on a pro forma basis (Hearst-Argyle) giving effect to the consummation of the Hearst Transaction for each of the periods indicated, (ii) the Hearst Broadcast Group (the accounting acquiror in the Hearst Transaction) on a historical basis for each of the periods indicated and (iii) Argyle and its consolidated subsidiaries on a historical basis. The ratios for the Company on a pro forma basis giving effect to the Hearst Transaction for the periods indicated were derived from the unaudited pro forma combined condensed financial statements of the Company. The ratios for the Hearst Broadcast Group were derived from the audited historical combined financial statements of the Hearst Broadcast group for the years ended December 31, 1994, 1995 and 1996, and from the unaudited combined financial statements for the years ended December 31, 1992 and 1993 and the six months ended June 30, 1996 and 1997. The ratios for Argyle on a historical basis for the periods indicated were derived from Argyle's audited and unaudited historical financial statements.

                                                              PRO FORMA
                                                       -----------------------
                                                                    SIX MONTHS
                                                        YEAR ENDED    ENDED
                                                       DECEMBER 31,  JUNE 30,
                                                           1996        1997
                                                       ------------ ----------
The Company Pro Forma Ratio of Earnings to Fixed
 Charges..............................................     2.66x       2.73x

                                                                 SIX MONTHS
                                                                    ENDED
                                   YEARS ENDED DECEMBER 31,       JUNE 30,
                                   ----------------------------  ------------
                                   1992  1993  1994  1995  1996  1996   1997
                                   ----  ----  ----  ----  ----  -----  -----
Hearst Broadcast Group Ratio of
 Earnings to Fixed Charges........ 2.01x 2.21x 3.51x 4.06x 4.43x  3.56x  3.98x

                                                                   SIX MONTHS
                                                      YEARS ENDED     ENDED
                                                      DECEMBER 31,  JUNE 30,
                                                      ------------ ------------
                                                      1995(1) 1996 1996   1997
                                                      ------- ---- -----  -----
Argyle Ratio of Earnings to Fixed Charges............   (2)   (2)    (2)    (2)

--------
(1) Argyle was formed in August 1994.

(2) Argyle's earnings are inadequate to cover fixed charges by $7,965 and $14,560 for the years ended December 31, 1995 and 1996, respectively and by $7,118 and $8,295 for six months ended June 30, 1996 and 1997, respectively.

  For purposes of computing the foregoing ratios: (i) Earnings consist of income from continuing operations before income tax expense plus Fixed Charges (excluding capitalized interest); and (ii) Fixed Charges consist of interest, whether expended or capitalized, and the portion of operating rental expenses estimated to represent an interest component.

              GENERAL DESCRIPTION OF SECURITIES AND RISK FACTORS

  The Company may offer shares of Series A Common Stock or Debt Securities individually or as units consisting of one or more Securities under this Prospectus.

  CERTAIN OF THE SECURITIES TO BE OFFERED HEREBY THEMSELVES MAY INVOLVE A SIGNIFICANT DEGREE OF RISK. SUCH RISKS WILL BE SET FORTH IN THE PROSPECTUS SUPPLEMENT RELATING TO SUCH SECURITY, IF APPLICABLE.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The Debt Securities will be issued under an Indenture, as supplemented from time to time in accordance with its terms (the "Indenture"), to be entered into between the Company and a trustee to be appointed (the "Trustee"). The following brief summary of the Indenture and the Debt Securities is subject to the detailed provisions of the Indenture, a copy of which is an exhibit to the Registration Statement. Wherever references are made to particular provisions of the Indenture, such provisions are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized herein. Italicized references appearing in parenthesis are to section numbers of the Indenture.

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder. It provides that Debt Securities may be issued from time to time in series. The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. Reference is made to the Prospectus Supplement for a description of the following additional terms of the Debt Securities in respect of which this Prospectus is being delivered: (i) the title of such Debt Securities; (ii) the limit, if any, upon the aggregate principal amount of such Debt Securities; (iii) the dates on which or periods during which such Debt Securities may be issued and the date or dates on which the principal of (and premium, if any, on) such Debt Securities will be payable; (iv) the rate or rates, if any, or the method of determination thereof, at which such Debt Securities will bear interest, if any; the date or dates from which such interest will accrue; the dates on which such interest will be payable; and the regular record dates for the interest payable on such interest payment dates; (v) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (vi) the periods within which or the dates on which, the prices, if any, at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (vii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities will be issuable; (viii) whether such Debt Securities are to be issued at less than the principal amount thereof and the amount of discount with which such Debt Securities will be issued; (ix) provisions, if any, for the defeasance of such Debt Securities; (x) if other than United States dollars, the currency or composite currency in which such Debt Securities are to be denominated, or in which payment of the principal of (and premium, if any) and interest on such Debt Securities will be made and the circumstances, if any, when such currency of payment may be changed; (xi) if the principal of (and premium, if any) or interest on such Debt Securities are to be payable, at the election of the Company or a holder, in a currency or composite currency other than that in which such Debt Securities are denominated or stated to be payable, the periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the currency or composite currency in which such Debt Securities are denominated or stated to be payable and the currency in which such Debt Securities are to be paid pursuant to such election; (xii) if the amount of payments of principal of (and premium, if any) or interest on the Debt Securities may be determined with reference to an index including, but not limited to an index based on a currency or currencies other than that in which such Debt

Securities are stated to be payable, the manner in which such amounts shall be determined; (xiii) whether such Debt Securities will be issued in the form of one or more Global Securities and, if so, the identity of the depository for such Global Securities; (xiv) any additions to or changes in the Events of Default or covenants relating solely to such Debt Securities or any Events of Default or covenants generally applicable to Debt Securities which are not to apply to the particular series of Debt Securities in respect of which the Prospectus Supplement is being delivered; (xv) if the Company will pay additional amounts on any of the Debt Securities of any series to any Holder who is a United States Alien, in respect of any tax or assessment withheld, under what circumstances and with what procedures the Company will pay such amounts; (xvi) any terms applicable to original issue discount, if any, including the rate or rates at which such original issue discount, if any, shall accrue; (xvii) the exchange or conversion of the Securities of that series, at the option of the Holders thereof, for or into new Securities of a different series or other securities or other property, including shares of capital stock of the Company or any subsidiary of the Company or securities directly or indirectly convertible into or exchangeable for any such shares; and (xviii) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 3.1) Unless otherwise indicated in the Prospectus Supplement, the Indenture does not afford the holder of any series of Debt Securities the right to tender such Debt Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which such Debt Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction.

  The Debt Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or to other Debt Securities offered and sold at par which are treated as having been issued at a discount for federal income tax purposes will be described in the Prospectus Supplement relating thereto.

  A substantial portion of the assets of the Company is held by subsidiaries. The Company's right and the rights of its creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. There is no restriction in the Indenture against subsidiaries of the Company incurring unsecured indebtedness.

  Unless otherwise described in the Prospectus Supplement, the Debt Securities will be issued only in registered form without coupons, in denominations of $1,000 and multiples of $1,000, and will be payable only in United States dollars. (Section 3.2) In addition, all or a portion of the Debt Securities of any series may be issued as permanent registered Global Securities which will be exchangeable for definitive Debt Securities only under certain conditions. (Section 2.3) The Prospectus Supplement indicates the denominations to be issued, the procedures for payment of interest and principal thereon, and other matters. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.5)

  The Company shall deliver Debt Securities of any series, duly executed by the Company, to the Trustee for authentication, together with an order for the authentication and delivery of such Debt Securities. The Trustee, in accordance with such order, shall authenticate and deliver such Debt Securities. No Debt Securities of any series shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears thereon a certificate of authentication substantially in the form provided for in the Indenture and manually executed by the Trustee or an authenticating agent duly appointed by the Trustee. Such certificate shall be conclusive evidence, and the only evidence, that such Debt Securities have been duly authenticated and delivered under, and are entitled to the benefits of, the Indenture. (Section 3.3)

GLOBAL SECURITIES

  The Debt Securities of a particular series may be issued in the form of one or more Global Securities which will be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the

Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 2.3) The specific terms of the depository arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

  Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of such persons having accounts with such Depositary ("participants") as shall be designated by the underwriters or agents participating in the distribution of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture for any other purpose.

  Principal, premium, if any, and interest payments on a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for Debt Securities of the series represented by such Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  The Company expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

  If the Depositary for a Global Security representing Debt Securities of a particular series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a particular series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing Debt Securities of such series.

CERTAIN COVENANTS OF THE COMPANY

  Limitation on Indebtedness Secured by a Mortgage. The Indenture provides that neither the Company nor any Restricted Subsidiary will create, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance ("Mortgage") on any assets of the Company or a Restricted Subsidiary unless the Company secures or causes such Restricted Subsidiary to secure the Debt Securities equally and ratably with, or prior to, such secured Indebtedness. This restriction will not apply to Indebtedness secured by (i) Mortgages on the property of any corporation which Mortgages existed at the time such corporation became a Restricted Subsidiary; (ii) Mortgages in favor of the Company or a Restricted Subsidiary; (iii) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state or political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction or improvement of the property subject to such Mortgages; (iv) Mortgages on any property subsequently acquired by the Company or any Restricted Subsidiary, contemporaneously with such acquisition or within 120 days thereafter, to secure or provide for the payment of any part of the purchase price, construction or improvement of such property, or Mortgages assumed by the Company or any Restricted Subsidiary upon any property subsequently acquired by the Company or any Restricted Subsidiary which were existing at the time of such acquisition, provided that the amount of any Indebtedness secured by any such Mortgage created or assumed does not exceed the cost to the Company or Restricted Subsidiary, as the case may be, of the property covered by such Mortgage; (v) Mortgages on the property of the Company or a Restricted Subsidiary existing at the date of issuance of the first series of Debt Securities under the Indenture; (vi) Mortgages representing the extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (i) through (v), inclusive, or of any Indebtedness secured thereby; and (vii) any other Mortgage, other than Mortgages referred to in the foregoing clauses (i) through (vi), inclusive, so long as the aggregate of all Indebtedness secured by Mortgages pursuant to this clause
(vii) and the aggregate Value of the Sale and Lease-Back Transactions in existence at that time (not including those in connection with which the Company has voluntarily retired funded Indebtedness as provided in the Indenture) does not exceed 15% of Consolidated Net Tangible Assets. (Section 10.7)

  Limitation on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either
(i) the Company or such Restricted Subsidiary would be entitled, pursuant to the foregoing covenant relating to "Limitation on Indebtedness Secured by a Mortgage," to create, assume, guarantee or suffer Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Mortgage on the property to be leased without equally and ratably securing the Debt Securities or (ii) the Company or such Restricted Subsidiary, within four months after the effective date of such transaction, applies an amount equal to the greater of (x) the net proceeds of the sale of the property subject to the Sale and Lease-Back Transaction and (y) the Value of such Sale and Lease-Back Transaction, to the voluntary retirement of the Debt Securities or other unsubordinated funded Indebtedness of the Company or such Restricted Subsidiary. (Section 10.8)

  Certain Definitions. "Consolidated Net Tangible Assets" is defined in the Indenture to mean total consolidated assets of the Company and its Restricted Subsidiaries, less (i) current liabilities of the Company and its Restricted Subsidiaries, and (ii) the net book amount of all intangible assets of the Company and its Restricted Subsidiaries. (Section 10.7)

  "Consolidated Subsidiary" is defined in the Indenture to mean a Subsidiary the accounts of which are consolidated with those of the Company for public financial reporting purposes. (Section 1.1)

  "Designated Subsidiaries" is defined in the Indenture to mean any Subsidiary of the Company (other than a Subsidiary holding any Station Licenses or the operating assets of any Stations) designated by the Company as a "Designated Subsidiary" for purposes of the Indenture, by delivery to the Trustee of a certificate of a senior officer of the Company identifying such Subsidiary, stating that such Subsidiary shall be treated as a "Designated Subsidiary" for all purposes under the Indenture and certifying that, after giving effect to such designation, the Company will be in compliance with the provisions of the Indenture applicable to such Designated Subsidiary, and such designation will not result in an Event of Default under the Indenture; provided that the value of the capital stock, partnership or other ownership interest directly or indirectly held by the Company in all Designated Subsidiaries shall not exceed at any one time an aggregate amount in excess of $250,000,000. Any Subsidiary of a Designated Subsidiary is deemed to be a "Designated Subsidiary". (Section 10.11)

  "Indebtedness" is defined in the Indenture to mean (i) all items which in accordance with generally accepted accounting principles would be included in determining long-term liabilities representing borrowed money or purchase money obligations as shown on the liability side of a balance sheet (other than liabilities evidenced by obligations under leases and contracts payable for broadcast rights); (ii) to the extent not included in (i) above, indebtedness secured by any Mortgage existing on property owned subject to such Mortgage, whether or not such secured indebtedness has been assumed; and,
(iii) to the extent not included in (i) or (ii) above, contingent obligations in respect of, or to purchase or otherwise acquire, any such indebtedness of others described in the foregoing clauses (i) or (ii) above, including guarantees and endorsements (other than for purposes of collection in the ordinary course of business of any such indebtedness). (Section 10.7)

  "Principal Property" is defined in the Indenture to mean any office building, television station or transmission facility owned by the Company or any Restricted Subsidiary or any other property or right owned by or granted to the Company or any Restricted Subsidiary and used or held for use in the television business conducted by the Company or any Restricted subsidiary, except for any such property or right which, in the opinion of the Board of Directors of the Company as set forth in a Board Resolution adopted in good faith, is not material to the total business conducted by the Company and its Restricted Subsidiaries considered as one enterprise. (Section 1.1)

  "Restricted Subsidiary" is defined in the Indenture to mean any Subsidiary of the Company other than a Designated Subsidiary. (Section 10.7)

  "Sale and Lease-Back Transaction" is defined in the Indenture as the leasing by the Company or a Subsidiary for a period of more than three years of any principal property which has been sold or is to be sold or transferred by the Company or any such subsidiary to any party (other than the Company or a Subsidiary). (Section 10.8)

  "Significant Subsidiary" is defined in the Indenture to mean any Subsidiary
(i) which, as of the close of the fiscal year of the Company immediately preceding the date of determination, contributed more than 10% of the consolidated net operating revenues of the Company and its Consolidated Subsidiaries for such year or (ii) the total assets of which as of the close of such immediately preceding fiscal year exceeded 10% of the Consolidated Net Tangible Assets of the Company and its Consolidated Subsidiaries. (Section 5.1)

  "Stations" is defined in the Indenture to mean the television broadcasting stations from time to time owned by the Company or any of its Restricted Subsidiaries. (Section 10.11)

  "Station Licenses" is defined in the Indenture to mean all authorization, licenses or permits issued by the FCC and granted or assigned to the Company or any Restricted Subsidiary thereof, or under which the Company or any Restricted Subsidiary thereof has the right to operate any Station, together with any extensions or renewals thereof. (Section 10.11)

  "Subsidiary" is defined in the Indenture to mean (i) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries and (ii) any partnership, association, joint venture or other entity in which the Company or one or more Subsidiaries of the Company has more than a 50% equity interest at the time or as to which the Company or one or more of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors or other governing body of such corporation, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Section 1.1)

  "Value" is defined in the Indenture to mean, with respect to any particular Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value in the opinion of the Board of Directors of the Company of such property at the time of the Company's entering into such Sale and Lease-Back Transaction, subject to adjustment at any particular time for the length of the remaining initial lease term. (Section 10.8)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture provides that the Company may not consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any other party, unless, among other things, (i) the corporation formed by such consolidation or into which the Company is merged or the party which acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety, is organized and existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the Company's obligations on the Debt Securities and under the Indenture by means of an indenture supplemental to the Indenture and (ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing. (Section 8.1)

EVENTS OF DEFAULT, WAIVER AND NOTICE

  With respect to the Debt Securities of any series, an Event of Default is defined in the Indenture as being (i) default for 30 days in payment of any interest upon the Debt Securities of such series; (ii) default in payment of the principal of or premium, if any, on the Debt Securities of such series when due either at maturity or upon acceleration, redemption or otherwise;
(iii) default by the Company in the performance of any other of the covenants or warranties in the Indenture for the benefit of such series applicable to the Company which shall not have been remedied for a period of 60 days after Notice of Default; (iv) the failure to pay when due any indebtedness for money borrowed (including indebtedness under Debt Securities other than that series) with a principal amount then outstanding in excess of $20,000,000 under any mortgage, indenture or instrument under which any such indebtedness is issued or secured (including the Indenture), or any other default which results in the acceleration of maturity of such indebtedness, unless such indebtedness or acceleration shall have been discharged or annulled within 10 days after due notice by the Trustee or by Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series; (v) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary;
(vi) default in the deposit of any sinking fund payment when and as due by the terms of any Debt Securities of such series; and (vii) any other Event of Default provided in the supplemental indenture under which such series of Debt Securities is issued or in the form of security for such series. (Section 5.1) Within 90 days after the occurrence of any default under the Indenture with respect to Debt Securities of any series, the Trustee is required to notify the Holders of Debt Securities of any default unless, in the case of any default other than a default in the payment of principal of or premium, if any, or interest on any Debt Securities, a trust committee of the Board of Directors or Responsible Officers of the Trustee in good faith considers it in the interest of the Holders of Debt Securities not to do so. (Section 6.2)

  The Indenture provides that if an Event of Default, other than an Event of Default as described in clauses (iv) or (v) in the above paragraph with respect to Debt Securities of any series shall have occurred and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Debt Securities of that series then outstanding may declare the entire principal and accrued interest of all Debt Securities of such series (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) to be due and payable immediately. If an Event of Default described in clauses (iv) or (v) in the above paragraph with respect to any series of Debt Securities Outstanding under the Indenture occurs and is continuing, the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. Any time after acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, may, under certain circumstances, rescind and annul such acceleration. The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past defaults under the Indenture with respect to the Debt Securities of such series, except defaults in payment of principal of or premium, if any (other than by a declaration of acceleration), or interest on the Debt Securities or provisions of such series that may not be modified or amended without the consent of the Holders of all Outstanding Debt Securities of such series. (Sections 5.2 and 5.13)

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its covenants and agreements under the Indenture. (Section 10.9)

  Subject to certain conditions set forth in the Indenture, the Holders of a majority in principal amount of the then Outstanding Debt Securities of any series with respect to which an Event of Default has occurred shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture in respect of such series. No Holder of any Debt Securities shall have any right to cause the Trustee to institute any proceedings, judicial or otherwise, with respect to the Indenture or any remedy thereunder unless, among other things, the Holder or Holders of Debt Securities shall have offered to the Trustee indemnity satisfactory to it against costs, expenses and liabilities relating to such proceedings. (Sections 5.12 and 5.7)

  The Indenture provides that, in determining whether the Holders of the requisite aggregate principal amount of the Outstanding Debt Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action thereunder as of any date, (a) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (b) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable, the principal amount of such Debt Security which shall be deemed to be Outstanding shall be the amount as established in or pursuant to a Board Resolution and set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more supplemental indentures, prior to the issuance of such Debt Securities,
(c) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner as described in clause (b) above, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (a) or (b) above, of the amount determined as provided in such clause), and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Debt Securities which the Trustee knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debt Securities and that the pledgee is not the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor. (Section 1.1)

MODIFICATION OF THE INDENTURE

  The Indenture provides that the Company and the Trustee may, without the consent of the Holders, modify or amend the Indenture in order to (i) evidence the succession of another corporation to the Company and the assumption by any such successor corporation of the covenants of the Company in the Indenture and in the Debt Securities; (ii) add to the covenants, agreements and obligations of the Company for the benefit of the Holders of all or any series of Debt Securities; (iii) add any additional Events of Default to the Indenture; (iv) add to or change any of the provisions of the Indenture necessary to permit the issuance of Debt Securities in bearer form, registrable as to principal, and with or without interest coupons; (v) add to, change or eliminate any of the provisions of the Indenture, in respect of one or more series of Debt Securities, provided that any such addition, change or elimination may not apply to any Debt Security of any series created prior to such addition, change or elimination; (vi) establish the form or terms of Debt Securities of any series as permitted under the Indenture; (vii) evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series; or, (viii) cure any ambiguity, or correct or supplement any provision of the Indenture which may be inconsistent with any other provision of the Indenture, provided such action does not adversely affect the interest of the Holders of Debt Securities of any series. (Section 9.1)

  With respect to the Debt Securities of any series, modification or amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Debt Securities of such series, except that no such modification or amendment may, without the consent of the Holders of all then Outstanding Debt Securities of such series (i) change the due date of the principal of, or any installment of principal of or interest on, any Debt Securities of such series; (ii) reduce the principal amount of, or any installment of principal or interest or rate of interest on, or any premium payable on redemption of any Debt Securities of such series; (iii) reduce the principal amount of any Debt Securities of such series payable upon acceleration of the maturity thereof; (iv) change the place or the currency of payment of principal of, or any premium or interest on, any Debt Securities of such series; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities of such series on or after the due date thereof (or, in the case of redemption, on or after the redemption date thereof); (vi) reduce the percentage in principal amount of Debt Securities of such series then outstanding, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or, (vii) modify certain provisions of the Indenture regarding the amendment or modification of, or waiver with respect to, any provision of the Indenture or the Debt Securities. (Section 9.2)

DISCHARGE OF THE INDENTURE

  The Indenture, with respect to the Debt Securities of any series (if all series issued under the Indenture are not to be affected), shall upon the written request or order of the Company cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Debt Securities therein expressly provided for), when (i) either (A) all Debt Securities theretofore authenticated and delivered (other than (1) Debt Securities which have been destroyed, lost or stolen and which have been replaced or paid and (2) Debt Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all such Debt Securities not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) if the Debt Securities of such series are denominated and payable only in United States dollars and such Debt Securities are to be called for redemption within one year, and the Company in the case of (1), (2) or (3) above, has deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on such Debt Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the stated maturity or any redemption date, as the case may be; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 4.1)

DEFEASANCE AND COVENANT DEFEASANCE

  Unless otherwise specified in the Prospectus Supplement, the following provisions relating to defeasance and discharge of indebtedness, or relating to defeasance of certain covenants in the Indenture, will apply to the Debt Securities of any series, or to any specified part of a series. (Section 13.1)

  Defeasance and Discharge. The Indenture provides that the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an opinion of counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Sections 13.1 and 13.2)

  Defeasance of Certain Covenants. The Indenture provides that the Company may omit to comply with certain restrictive covenants described under the captions "Certain Covenants of the Company--Limitation on Indebtedness Secured by a Mortgage" and "Certain Covenants of the Company--Limitation on Sale and Leaseback Transactions" above and any that may be described in the Prospectus Supplement, and that such omission will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. In order to do so, the Company will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of the principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an opinion of counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the event the Company exercises this option with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust will be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company will remain liable for such payments. (Sections 13.1 and 13.2)

THE DEBT TRUSTEE

  Prior to the offering of any Debt Securities, a trustee will be appointed by the Company to serve as Trustee under the Indenture. The Trustee may be a depository for funds of and perform other services for and transact other banking business with the Company in the normal course of business.

  The Trustee may serve as a trustee under other indentures entered into by the Company. Upon the occurrence of an Event of Default under the Indenture or an event which, after notice or lapse of time or both, would become such an Event of Default, or upon the occurrence of a default under any such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust

Indenture Act and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under the Indenture. In that event, the Company would be required to appoint a successor Trustee for the Indenture.

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12)

                         DESCRIPTION OF CAPITAL STOCK

  Set forth below is a description of the capital stock of the Company pursuant to the Company's Amended and Restated Certificate of Incorporation.

  Common Stock. The Company has 200 million shares of authorized common stock, par value $.01 per share, with 100 million shares designated as Series A Common Stock and 100 million shares designated as Series B Common Stock. Except as otherwise described below, the issued and outstanding shares of Series A Common Stock and Series B Common Stock will vote together as a single class on all matters submitted to a vote of stockholders, with each issued and outstanding share of Series A Common Stock and Series B Common Stock entitling the holder thereof to one vote on all such matters. With respect to any election of directors, (i) the holders of the shares of Series A Common Stock will be entitled to vote separately as a class to elect two members of the Company's Board of Directors (the Series A Directors) and (ii) the holders of the shares of Series B Common Stock will be entitled to vote separately as a class to elect the balance of the Company's Board of Directors (the Series B Directors); provided, however, that the number of Series B Directors shall not constitute less than a majority of the Company's Board of Directors. Any director may resign at any time upon giving written notice to the Company. The directors may only be removed for cause by a vote of the holders of a majority of the Company's Common Stock voting together as a class. Any Series A Director who resigns or is removed may be replaced only by the remaining Series A Director or, if there are no remaining Series A Directors, by a vote of the holders of a majority of the Series A Common Stock voting separately as a class. Similarly, any Series B Director who resigns or is removed may be replaced only by the remaining Series B Directors or, if there are no remaining Series B Directors, by a vote of the holders of a majority of the Series B Common Stock voting separately as a class. If no shares of Series A Common Stock are issued and outstanding at any given time, then the holders of shares of Series B Common Stock will elect all of the Company's directors. Conversely, if no shares of Series B Common Stock are issued and outstanding, then the holders of the shares of Series A Common Stock will elect all of the Company's directors.

  All of the outstanding shares of Series B Common Stock are required to be held by Hearst or a Permitted Transferee (as defined below). No holder of shares of Series B Common Stock may transfer any such shares to any person other than to (i) Hearst; (ii) any corporation into which Hearst is merged or consolidated or to which all or substantially all of Hearst's assets are transferred; or (iii) any entity controlled by Hearst (each a "Permitted Transferee"). Series B Common Stock, however, may be converted at any time into Series A Common Stock and freely transferred, subject to the terms and conditions of the Company's Amended and Restated Certificate of Incorporation and to applicable securities laws limitations. If at any time the Permitted Transferees first hold in the aggregate less than 20% of all shares of the Company's Common Stock that are then issued and outstanding, then each issued and outstanding share of Series B Common Stock automatically will be converted into one fully-paid and nonassessable share of Series A Common Stock, and the Company will not be authorized to issue any additional shares of Series B Common Stock. Notwithstanding any other provision to the contrary, no holder of Series B Common Stock shall (i) transfer any shares of Series B Common Stock; (ii) convert Series B Common Stock; or (iii) be entitled to receive any cash, stock, other securities or other property with respect to or in exchange for any shares of Series B Common Stock in connection with any merger or consolidation or sale or conveyance of all or substantially all of the property or business of the Company as an entity, unless all necessary approvals of the Federal Communications Commission ("FCC") as required by the Communications Act of 1934, as amended (the "Communications Act"), and the rules and regulations thereunder have been obtained or waived.

  Preferred Stock. The Company has one million shares of authorized preferred stock, par value $.01 per share. Under the Company's Amended and Restated Certificate of Incorporation, the Company has two issued and outstanding series of preferred stock, Series A Preferred Stock and Series B Preferred Stock (collectively, the "Preferred Stock"). Each series of Preferred Stock has 10,938 shares issued and outstanding. The Preferred Stock has a cash dividend feature whereby each share will accrue $65 per share annually, to be paid quarterly. The Series A Preferred Stock is convertible at the option of the holders, at any time, into Series A Common

Stock at a conversion price of (i) on or before December 31, 2000, $35; (ii) during the calendar year December 31, 2001, the product of 1.1 times $35; and
(iii) during each calendar year after December 31, 2001, the product of 1.1 times the preceding year's conversion price. The Company has the option to redeem all or a portion of the Series A Preferred Stock at any time after June 11, 2001 at a price equal to $1,000 per share plus any accrued and unpaid dividends.

  The holders of Series B Preferred Stock have the option to convert such Series B Preferred Stock into shares of Series A Common Stock at any time after June 11, 2001 at the average of the closing prices for the Series A Common Stock for each of the 10 trading days prior to such conversion date. The Company has the option to redeem all or a portion of the Series B Preferred Stock at any time on or after June 11, 2001, at a price equal to $1,000 per share plus any accrued and unpaid dividends.

  The issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote on all matters submitted to a vote of holders of Series A Common Stock, with such shares of Series A Preferred Stock and Series B Preferred Stock voting together as a single class with the shares of Series A Common Stock. Each share of Series A Preferred Stock is entitled to the number of votes (rounded up to the next whole number) equal to the number of shares of Series A Common Stock into which such share is convertible. Each share of Series B Preferred Stock is entitled to (i) 29 votes, if the record date for the stockholder meeting at which such votes are to be cast is before July 11, 2001 or (ii) thereafter, the number of votes (rounded up to the next whole number) equal to the number of shares of Series A Common Stock into which such share is convertible. Except with respect to any proposal to amend the Company's Amended and Restated Certificate of Incorporation that may adversely affect the rights of the respective series of Preferred Stock and except as may be required by Delaware General Corporation Law ("DGCL"), neither the Series A Preferred Stock nor the Series B Preferred Stock is entitled to vote separately as a class.

FOREIGN OWNERSHIP

  Pursuant to the Company's Amended and Restated Certificate of Incorporation and in order to comply with FCC rules and regulations, the Company will not be permitted to issue any shares of capital stock of the Company to (i) a person who is a citizen of a country other than the U.S.; (ii) any entity organized under the laws of a government other than the government of the U.S. or any state, territory or possession of the U.S.; (iii) a government other than the government of the U.S. or any state, territory or possession of the U.S.; (iv) a representative of, or an individual or entity controlled by, any of the foregoing; or (v) any other person or entity whose alien status would be cognizable under the Communications Act (individually, an "Alien;" collectively, "Aliens"), any shares of capital stock of the Company if such issuance would result in the total number of shares of such capital stock held or voted by Aliens exceeding 25% of (x) the capital stock outstanding at any time and from time to time or (y) the total voting power of all shares of such capital stock outstanding and entitled to vote at any time and from time to time. In addition, the Company will not be permitted to transfer on the books of the Company any capital stock to any Alien that would result in the total number of shares of such capital stock held or voted by Aliens exceeding such 25% limits. The Company's Amended and Restated Certificate of Incorporation also provides that no Alien or Aliens, individually or collectively, will be entitled to vote or direct or control the vote of more than 25% of (i) the total number of all shares of capital stock of the Company outstanding at any time and from time to time or (ii) the total voting power of all shares of capital stock of the Company outstanding and entitled to vote at any time and from time to time (or such limits greater or lesser than 25% as may be subsequently imposed by statute or regulation). The Company's Board of Directors will have the right to redeem any shares determined to be owned by an Alien or Aliens, at the fair market value of the shares to be redeemed, if the Board of Directors determines such redemption is necessary to comply with these Alien ownership restrictions of the Communications Act and rules of the FCC.

CERTAIN ANTI-TAKEOVER MATTERS

  General. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and the DGCL may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by the Company's Board of Directors.

  The provisions of the Company's Amended and Restated Certificate of Incorporation and the DGCL described below are designed to reduce, or have the effect of reducing, the vulnerability of the Company to an unsolicited proposal for the restructuring or sale of all or substantially all of the assets of the Company or an unsolicited takeover attempt that is unfair to the Company's stockholders. The summary of such provisions set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation, the Company's bylaws and the DGCL.

  The Company's Board of Directors has no present intention to introduce additional measures that might have an anti-takeover effect. The Company's Board of Directors, however, expressly reserves the right to introduce such measures in the future.

  Classified Board; Removal of Directors. The Company's Amended and Restated Certificate of Incorporation provides that the Company's Board of Directors shall consist of not less than seven directors, with the exact number of directors to be determined from time to time by the Company's Board of Directors and designated in the bylaws. The Company's bylaws provide that the number of directors will be 11 and thereafter the minimum number of directors will be seven and the maximum number of directors will be 15. The Company's Amended and Restated Certificate of Incorporation further provides that the Company's Board of Directors will be divided into two classes, as long as there are no more than two Series A Directors, and that, after an initial term, each director will be elected for a two-year term. The Company's Amended and Restated Certificate of Incorporation also provides that, in the event there are three or more Series A directors, the Company's Board of Directors will be divided into three classes, and that, after an initial term, each director will be elected for a three-year term. Whether there are two or three classes of directors, the Series A Directors are to be divided among the classes as equally as possible. A classified Board of Directors is intended to assure the continuity and stability of the Company's Board of Directors and the Company's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of the Company, incumbent directors will retain their positions. In addition, the classified board provision helps ensure that the Company's Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders. The directors may only be removed for cause by a vote of the holders of a majority of the Company's Common Stock voting together as a class.

  Business Combinations. The Company, as a Delaware corporation, is subject to
Section 203 ("Section 203") of the DGCL. In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by
(x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether or not shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

  Controlling Stockholder. Hearst currently owns 100% of the Company's issued and outstanding Series B Common Stock, initially constituting in excess of 80% of the outstanding shares of the Company's Common Stock. The holders of the shares of Series A Common Stock are entitled to vote to elect two members of the Company's Board of Directors. As the holder of all of the Company's outstanding shares of Series B Common Stock, Hearst is entitled to vote to elect the balance of the members of the Company's Board of Directors (the Series B Directors); provided, however, that the Series B Directors shall not constitute less than a majority of the Company's Board of Directors. Hearst's ownership of the Series B Common Stock may have the effect of impeding the acquisition of control of the Company.

REGISTRATION RIGHTS

  The Company has executed a Registration Rights Agreement for the benefit of certain holders of Series A Common Stock that are former partners of Argyle Television Investors, L.P. (collectively, the "ATI Holders"). The Registration Rights Agreement provides that the ATI Holders will have the right, subject to certain limitations and conditions, to require the Company to register for distribution through a firm commitment underwriting all or any portion of Series A Common Stock issued to them in the Merger. In addition, the ATI Holders also will have piggyback registration rights with respect to any proposed offering of Series A Common Stock for cash through a firm commitment underwriting sought by the Company.

LIMITATIONS ON DIRECTOR LIABILITY

  The Company's Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, a director or former director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar of Series A Common Stock is Harris Trust and Savings Bank.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities in any one or more of the following three ways: (i) to or through underwriters or dealers; (ii) through agents; or
(iii) directly to one or more purchasers. With respect to each series of Securities being offered hereby, the terms of the offering of the Securities of such series, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts, selling commissions and other items constituting underwriters', dealers' or agents' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents, and any securities exchanges on which the Securities of such series may be listed, will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Only underwriters so named in the Prospectus Supplement will be deemed to be underwriters in connection with the Securities offered thereby.

  If underwriters are used to sell any of the Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Company may grant an option to the underwriters named in the Prospectus Supplement, exercisable during a fixed period after the date of the Prospectus Supplement, to purchase in the aggregate up to a maximum of 1,500,000 additional shares of Series A Common Stock to cover overallotments, if any, at the same price per share as the initial shares to be purchased by the underwriters. The underwriters may purchase such shares only to cover the overallotments made in connection with an offering of Series A Common Stock.

  Securities may also be sold directly by the Company or through agents (which may also act as principals) designated by the Company from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. In the case of sales made directly by the Company, no commission will be payable.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the Prospectus Supplement. Such contracts will be subject to the conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company or its affiliates in the ordinary course of business.

  The Company's Series A Common Stock is currently quoted on the Nasdaq National Market under the symbol "HATV." The Debt Securities may or may not be listed on a national securities exchange or a foreign securities exchange. The Debt Securities will be a new issue of securities with no established trading market. In the event that the Debt Securities are not listed on a national securities exchange, certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities or as to the liquidity of the trading market for the Debt Securities. The Prospectus Supplement with respect to the Debt Securities of any series will state, if known, whether or not any broker-dealer intends to make a market in such Securities. If no such determination has been made, the Prospectus Supplement will so state.

                                 LEGAL MATTERS

  Certain legal matters relating to the Securities will be passed upon for the Company by Rogers & Wells, New York, New York. Certain legal matters relating to the Securities will be passed upon for any underwriters, dealers or agents by Dow, Lohnes & Albertson, PLLC, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of Argyle appearing in the Argyle's Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of the Selected Gannett Television Stations and the financial statements of Multimedia Entertainment, Inc. (d.b.a. WLWT-TV) a subsidiary of Multimedia, Inc., appearing in Argyle Television Inc.'s Proxy Statement/Prospectus filed on July 31, 1997 and appearing in the Argyle Television, Inc. Current Report on Form 8-K/A filed on April 15, 1997, and incorporated by reference in this Prospectus, have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The combined financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 of the Hearst Broadcast Group of The Hearst Corporation appearing in the Company's Proxy Statement/Prospectus filed on July 31, 1997 and the related financial statement schedule included elsewhere therein have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such combined financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                           PROSPECTUS SUPPLEMENT
The Company................................................................  S-3
Recent Developments........................................................  S-5
Use of Proceeds............................................................  S-7
Capitalization.............................................................  S-8
Selected Unaudited Pro Forma Financial Data................................  S-9
Selected Financial Data of Argyle.......................................... S-12
Selected Financial Data of the Hearst Broadcast Group...................... S-15
Description of Notes....................................................... S-17
Underwriting............................................................... S-21
Notice to Canadian Residents .............................................. S-22
Cautionary Statement Concerning Forward-Looking Statements................. S-24
                                PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    4
Use of Proceeds............................................................    5
Ratio of Earnings to Fixed Charges.........................................    6
General Description of Securities and Risk Factors.........................    7
Description of Debt Securities.............................................    7
Description of Capital Stock...............................................   17
Plan of Distribution.......................................................   21
Legal Matters..............................................................   22
Experts....................................................................   22

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                                     LOGO

                               $125,000,000

                         7% Senior Notes Due 2007

                               $175,000,000

                        7 1/2% Debentures Due 2027

                             PROSPECTUS SUPPLEMENT

                          CREDIT SUISSE FIRST BOSTON

                               J.P. MORGAN & CO.

                              MERRILL LYNCH & CO.

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